Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2021 and Declares Cash Distribution

Majuro, Marshall Islands, January 27, 2022, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2021.

Highlights

•	Repurchased $6.0 million of preference units in the open market in the fourth quarter of 2021, bringing the total amount of preference units repurchased to $18.4 million during 2021.
•	Repaid $17.3 million of debt in the fourth quarter of 2021, bringing total debt repayment (excluding the prepayment pursuant to the sale and leaseback of the GasLog Shanghai) to $108.1 million during 2021.
•	Recognized a non-cash impairment loss of $104.0 million in the fourth quarter of 2021 on the book values of the five steam turbine propulsion (“Steam”) vessels of the Partnership, built in 2006 and 2007.
•	Quarterly Revenues, Profit/(loss), Adjusted Profit(1) and Adjusted EBITDA(1) of $88.2 million, ($70.8) million, $30.7 million and $64.2 million, respectively.
•	Annual Revenues, Profit/(loss), Adjusted Profit(1) and Adjusted EBITDA(1) of $326.1 million, $5.7 million, $99.8 million and $230.6 million, respectively.
•	Quarterly Earnings/(loss) per unit (“EPU”) of ($1.50) and Adjusted EPU(1) of $0.45.
•	Annual EPU of ($0.47) and Adjusted EPU(1) of $1.39.
•	Declared cash distribution of $0.01 per common unit for the fourth quarter of 2021.

CEO Statement

Paolo Enoizi, Chief Executive Officer, commented: “The fourth quarter was another period of strong operational and financial performance for the Partnership. We have delivered for our customers amidst continued COVID-19 difficulties with 100% fleet uptime and zero lost-time incidents, while our continued cost optimization and rechartering activities helped improve our profitability, as well as our overall liquidity position, with approximately $146.0 million of cash and cash equivalents at the end of the year.

We keep focusing on debt repayments and improving the breakeven rates of the Partnership, while successfully executing our strategy and making progress towards our target leverage metrics. Furthermore, we repurchased an additional $6.0 million of preference units in the open market during the fourth quarter, bringing the total amount of preference units repurchased to $18.4 million during 2021 and further improving the fleet’s all-in free cash flows.

As we look ahead to 2022, we expect to continue with our capital allocation strategy, which will enhance our competitiveness and position the Partnership for continued success in the spot and short-term market for LNG shipping.”

Financial Summary

	For the three months ended				For the years ended
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	December 31, 2020	December 31, 2021	% change		December 31, 2020	December 31, 2021	% change
Revenues	85,048	88,167	4%		333,662	326,142	(2%	)
Profit/(loss)	22,611	(70,784)	(413%	)	56,859	5,726	(90%	)
EPU, common (basic)	0.31	(1.50)	(584%	)	0.55	(0.47)	(185%	)
Adjusted Profit(1)	25,926	30,691	18%		92,442	99,845	8%
Adjusted EBITDA(2)	59,049	64,171	9%		230,635	230,584	0%
Adjusted EPU, common (basic)(1)	0.38	0.45	18%		1.29	1.39	8%
Cash distribution per unit	0.01	0.01	—		0.27	0.04	(85%	)

There were 1,380 and 5,320 available days for the quarter and the year ended December 31, 2021, respectively, as compared to 1,360 and 5,333 available days for the quarter and the year ended December 31, 2020, respectively.

Management classifies the Partnership’s vessels from a commercial point of view into two categories: (a) spot fleet and (b) long-term fleet. The spot fleet includes all vessels under charter party agreements with an initial duration of less than (or equal to) five years (excluding optional periods), while the long-term fleet comprises all vessels with charter party agreements of an initial duration of more than five years (excluding optional periods).

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For the quarters and the years ended December 31, 2020 and 2021, an analysis of available days, revenues and voyage expenses and commissions per category is presented below:

(All amounts expressed in thousands of U.S. dollars, except number of days)	For the three months ended December 31, 2020		For the three months ended December 31, 2021
	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	644	716	828	552
Revenues	27,850	57,198	43,767	44,400
Voyage expenses and commissions	(549)	(978)	(803)	(758)

	For the year ended December 31, 2020		For the year ended December 31, 2021
	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	2,225	3,108	3,115	2,205
Revenues	90,374	243,288	148,867	177,275
Voyage expenses and commissions	(6,272)	(4,171)	(3,914)	(2,949)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Revenues increased by $3.2 million, from $85.0 million for the quarter ended December 31, 2020, to $88.2 million for the same period in 2021. The increase is mainly attributable to the improved performance of our spot fleet in the fourth quarter of 2021, in line with the ongoing improvement of the LNG shipping market observed in 2021 and the short-term charters we entered into.

Vessel operating costs decreased by $0.6 million, from $19.5 million for the quarter ended December 31, 2020, to $18.9 million for the same period in 2021. The decrease in vessel operating costs is mainly attributable to a decrease of $1.0 million in technical maintenance expenses, primarily in connection with increased maintenance needs of the fleet in the fourth quarter of 2020 compared to the same period in 2021. This decrease was partially offset by an increase in other operating expenses. Daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) decreased from $15,127 per day for the quarter ended December 31, 2020, to $14,695 per day for the quarter ended December 31, 2021.

General and administrative expenses decreased by $1.5 million, from $5.0 million for the quarter ended December 31, 2020, to $3.5 million for the same period in 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $0.8 million in administrative services fees, driven by cost-reduction initiatives, and an additional decrease of $0.5 million in legal and professional fees. As a result, daily general and administrative expenses decreased from $3,615 per vessel per day for the quarter ended December 31, 2020, to $2,543 per vessel per day for the quarter ended December 31, 2021.

The increase in Adjusted EBITDA(1) of $5.2 million, from $59.0 million in the fourth quarter of 2020 as compared to $64.2 million in the same period in 2021 is mainly attributable to the increase in revenues of $3.2 million and an aggregate decrease of $2.1 million from reduced operating expenses and general and administrative expenses, as discussed above.

The Partnership recognized an aggregate non-cash impairment loss of $104.0 million with respect to its five Steam vessels for the quarter ended December 31, 2021, in accordance with International Financial Reporting Standards (“IFRS”), as compared to an aggregate impairment loss of $5.1 million for the same period in 2020. The principal factors that led to the recognition of a non-cash impairment loss in the fourth quarter of 2021 included the differences of the ship broker estimates of our Steam vessels’ fair market values compared to their carrying values, as well as reduced expectations of the long-term rates for these older technology vessels.

Financial costs decreased by $0.6 million, from $10.0 million for the quarter ended December 31, 2020 to $9.4 million for the same period in 2021. The decrease in financial costs is primarily attributable to a decrease in interest expense on loans of $1.5 million, mainly due to the reduced debt balances year-over-year, partially offset by an increase of $0.5 million in amortization and write-off of deferred loan issuance costs, as a result of the GasLog Shanghai debt prepayment pursuant to the sale and leaseback transaction completed in October 2021. During the quarter ended December 31, 2020, we had an average of $1,316.2 million of outstanding indebtedness with a weighted average interest rate of 2.5%, compared to an average of $1,137.7 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the quarter ended December 31, 2021.

Loss on derivatives decreased by $2.0 million, from a loss of $0.2 million for the quarter ended December 31, 2020 to a gain of $1.8 million for the same period in 2021. The decrease is attributable to an increase of $2.0 million in unrealized gain from the mark-to-market valuation of derivatives which were carried at fair value through profit or loss.

The decrease in profit of $93.4 million, from a profit of $22.6 million in the fourth quarter of 2020 to a loss of $70.8 million in the fourth quarter of 2021 is mainly attributable to an increase in impairment loss of $98.9 million ($104.0 million recognized in the fourth quarter of 2021, compared to $5.1 million recognized in the fourth quarter of 2020), partially offset by the increase of $5.2 million in Adjusted EBITDA(1), as discussed above.

The increase in Adjusted Profit(1) of $4.8 million, from $25.9 million in the fourth quarter of 2020 to $30.7 million in the fourth quarter of 2021, is mainly attributable to the increase of $5.2 million in Adjusted EBITDA(1), as discussed above.

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As of December 31, 2021, we had $145.5 million of cash and cash equivalents, out of which $72.6 million was held in current accounts and $72.9 million was held in time deposits with an original duration of up to three months.

As of December 31, 2021, we had an aggregate of $1,085.8 million of borrowings outstanding under our credit facilities, of which $99.3 million was repayable within one year, and an aggregate of $55.9 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, of which $10.3 million was payable within one year.

As of December 31, 2021, our current assets totaled $161.1 million and current liabilities totaled $175.5 million, resulting in a negative working capital position of $14.4 million. Current liabilities include $28.3 million of unearned revenue in relation to hires received in advance as of December 31, 2021 (which represents a non-cash liability that will be recognized as revenues after December 31, 2021 as the services are rendered).

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Sale and Leaseback of the GasLog Shanghai

On October 26, 2021, GasLog Partners completed the sale and leaseback of the GasLog Shanghai, a 155,000 cubic meter (“cbm”) tri-fuel diesel electric propulsion (“TFDE”) LNG carrier, built in 2013, with a wholly-owned subsidiary of China Development Bank Financial Leasing Co., Ltd. (“CDBL”), releasing $20.5 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Partnership. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation, resulting in the recognition of a loss on disposal of $0.6 million. The vessel remains on its charter with a subsidiary of Gunvor Group Ltd. (“Gunvor”).

Preference Unit Repurchase Programme

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the three months ended December 31, 2021, GasLog Partners repurchased and cancelled 130,093 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 114,548 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) under the Repurchase Programme, for an aggregate amount of $6.0 million, including commissions.

In the year ended December 31, 2021 and since inception of the Repurchase Programme, GasLog Partners has repurchased and cancelled an aggregate of 464,429 Series B Preference Units and 269,549 Series C Preference Units at a weighted average price of $25.00 per preference unit for both Series. The total amount repaid during the period for repurchases of preference units was $18.4 million, including commissions.

LNG Market Update and Outlook

Global LNG demand was 100 million tonnes (“mt”) in the fourth quarter of 2021, according to Poten & Partners Group, Inc. (“Poten”), compared to 94 mt in the fourth quarter of 2020, an increase of approximately 6%, primarily led by increased demand in Europe and the Middle East. European and Middle Eastern demand in the fourth quarter was primarily in response to seasonal heating demand, inventory re-stocking and a continued economic recovery. For the full year 2021, LNG demand was 386 mt compared to approximately 363 mt for the full year 2020, an increase of 6%. Demand growth in 2021 was led by China, where demand grew by approximately 12 mt, or 17%, and South Korea where demand grew by approximately 7 mt, or 16%. This growth was balanced by declines in Europe, where demand declined by approximately 6 mt, or 8%, and India, where demand declined by approximately 2 mt, or 7%.

Global LNG supply was approximately 98 mt in the fourth quarter of 2021, growing by 8 mt (or 8%) year-over-year, according to Poten. Supply growth in the fourth quarter was dominated by output from the United States (“U.S.”), which increased by 4 mt, or 28% year-over-year, primarily due to increased utilization of existing liquefaction terminals, but also due to the startup of new trains in the second half of 2020. Growth in U.S. production offset declines from many other supply sources around the world, including Nigeria, Malaysia and Oman, either due to continued feedstock issues or downtime. Supply for 2021 totaled 393 mt, an increase of 22 mt or approximately 6% over 2020. The U.S. led supply growth in 2021, up by approximately 25 mt, or 51% year-over-year, while Nigeria, Trinidad and Norway each registered a decline of over 3 mt, or 18%, 29% and 97%, respectively. Looking ahead, approximately 112 mt of new LNG capacity is currently under construction and scheduled to come online between 2022 and 2026.

Headline spot rates for TFDE LNG carriers, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $149,000 per day in the fourth quarter of 2021, a 38% increase over the $104,000 per day average in the fourth quarter of 2020. Headline spot rates for Steam vessels averaged $107,000 per day in the fourth quarter of 2021, 47% higher than the average of $73,000 per day in the fourth quarter of 2020. Headline spot rates in the fourth quarter benefited from low vessel availability as well as LNG demand growth combined with LNG supply growth in the U.S. as detailed above and longer than average wait times at the Panama Canal.

As of January 21, 2022, Clarksons assessed headline spot rates for TFDE and Steam LNG carriers at $28,500 per day and $19,500 per day, respectively. Forward assessments for LNG carrier spot rates indicate rising spot rates through the remainder of the year.

As of January 13, 2022, Poten estimated that the orderbook totaled 151 dedicated LNG carriers (>100,000 cbm), representing 25% of the on-the-water fleet. Of these, 122 vessels (or 79%) have multi-year charters. There were 82 orders for newbuild LNG carriers in 2021 compared with 34 in 2020.

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Preference Unit Distributions

On November 16, 2021, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions were paid on December 15, 2021 to all unitholders of record as of December 8, 2021.

Common Unit Distribution

On January 26, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended December 31, 2021. The cash distribution is payable on February 10, 2022 to all unitholders of record as of February 7, 2022.

ATM Common Equity Offering Programme (“ATM Programme”)

The Partnership did not issue any common units under the ATM Programme during the fourth quarter of 2021.

Our Fleet

Our owned and bareboat fleet currently consists of the following vessels:

Owned Fleet

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	Methane Rita Andrea	2006	145,000	Gunvor (1)	Steam	March 2022	2022 (1)
2	Solaris	2014	155,000	Shell (2)	TFDE	March 2022	2022 (2)
3	Methane Heather Sally	2007	145,000	Cheniere (3)	Steam	June 2022	—
4	GasLog Sydney	2013	155,000	TotalEnergies (4)	TFDE	June 2022	—
5	GasLog Seattle	2013	155,000	TotalEnergies	TFDE	June 2022	—
6	Methane Shirley Elisabeth	2007	145,000	JOVO (5)	Steam	August 2022	—
7	GasLog Santiago	2013	155,000	Trafigura (6)	TFDE	December 2022	2023–2028 (6)
8	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024–2025 (7)
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (8)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower (9)	Steam	October 2023	2024–2025 (9)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (8)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027–2029 (10)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (11)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (11)

(1)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor. Charterers may extend the term of the time charter by an additional period of six months.
(2)	The vessel is chartered to a wholly owned subsidiary of Royal Dutch Shell plc, (“Shell”). Charterers have the option to extend the charter by an additional four months.
(3)	The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”).
(4)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”).
(5)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).
(6)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(7)	Charterers may extend the term of the time charters by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(8)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(9)	The vessel is chartered to CNTIC Vpower Energy Ltd. (“CNTIC Vpower”), an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(10)	Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(11)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

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Bareboat Vessel

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration (Firm Period)	Optional Period
1	GasLog Shanghai (1)	2013	155,000	Gunvor	TFDE	November 2022	—

(1)	In October 2021, the vessel was sold and leased back from CDBL for a period of five years, with no repurchase option or obligation.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization for the years ending December 31, 2022 and 2023:

	For the years ending December 31,
(in millions of U.S. dollars, except days and percentages)	2022	2023
Contracted time charter revenues(1)(2)(3)(4)	$257.1	$151.3
Total contracted days(1)(2)	4,174	2,045
Total available days(5)	5,475	5,355
Total unfixed days(6)	1,301	3,310
Percentage of total contracted days/ total available days	76.2%	38.2%

(1)	Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of December 31, 2021 and through December 31, 2023 (including one vessel sold and leased back under a bareboat charter in October 2021). Contracted days are calculated taking into account the firm period charter expiration and expected market conditions as of December 31, 2021.
(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.
(3)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.
(4)	Revenue calculations assume no exercise of any option to extend the terms of the charters.
(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.
(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of December 31, 2021 and through December 31, 2023 (including one vessel sold and leased back under a bareboat charter in October 2021). The table reflects only our contracted charter revenues for the ships in our owned and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 2, 2021. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Conference Call

GasLog Partners will host a conference call to discuss its results for the fourth quarter of 2021 at 8.30 a.m. EST (3.30 p.m. EET) on Thursday, January 27, 2022. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

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+47 2396 4173 (Oslo)

Conference ID: 8735524

A live webcast of the conference call will also be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 14 LNG wholly owned carriers as well as one vessel on a bareboat charter, with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	our ability to secure new multi-year charters at economically attractive rates;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;
•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;
•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for distributions;
•	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;
•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

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•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact on us and the shipping industry of environmental concerns, including climate change;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 2, 2021, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

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EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2020	December 31, 2021
Assets
Non-current assets
Other non-current assets	186	44
Tangible fixed assets	2,206,618	1,888,583
Right-of-use assets	516	81,996
Total non-current assets	2,207,320	1,970,623
Current assets
Trade and other receivables	16,265	11,156
Inventories	3,036	2,991
Prepayments and other current assets	2,691	1,433
Cash and cash equivalents	103,736	145,530
Total current assets	125,728	161,110
Total assets	2,333,048	2,131,733
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and 51,137,201 units issued and outstanding as of December 31, 2021)	594,901	579,447
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and 1,077,494 units issued and outstanding as of December 31, 2021)	11,028	10,717
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and 5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021)	347,889	329,334
Total partners’ equity	953,818	919,498
Current liabilities
Trade accounts payable	13,578	9,547
Due to related parties	7,525	952
Derivative financial instruments—current portion	8,185	5,184
Other payables and accruals	50,679	50,171
Borrowings—current portion	104,908	99,307
Lease liabilities—current portion	332	10,342
Total current liabilities	185,207	175,503
Non-current liabilities
Derivative financial instruments—non-current portion	12,152	4,061
Borrowings—non-current portion	1,180,635	986,451
Lease liabilities—non-current portion	112	45,556
Other non-current liabilities	1,124	664
Total non-current liabilities	1,194,023	1,036,732
Total partners’ equity and liabilities	2,333,048	2,131,733

Unaudited condensed consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Revenues	85,048	88,167	333,662	326,142
Voyage expenses and commissions	(1,527)	(1,561)	(10,443)	(6,863)
Vessel operating costs	(19,483)	(18,927)	(74,798)	(75,333)
Depreciation	(21,208)	(22,728)	(83,058)	(85,493)
General and administrative expenses	(4,989)	(3,508)	(18,960)	(13,362)
Loss on disposal of vessel	—	(630)	—	(630)
Impairment loss on vessels	(5,082)	(103,977)	(23,923)	(103,977)
Profit/(loss) from operations	32,759	(63,164)	122,480	40,484
Financial costs	(9,970)	(9,393)	(50,987)	(37,297)
Financial income	10	11	295	43
(Loss)/gain on derivatives	(188)	1,762	(14,929)	2,496
Total other expenses, net	(10,148)	(7,620)	(65,621)	(34,758)
Profit/(loss) and total comprehensive income/(loss) for the period	22,611	(70,784)	56,859	5,726

Earnings/(loss) per unit, basic and diluted:
Common unit, basic	0.31	(1.50)	0.55	(0.47)
Common unit, diluted	0.30	(1.50)	0.52	(0.47)
General partner unit	0.31	(1.50)	0.55	(0.46)

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2020	December 31, 2021

Cash flows from operating activities:
Profit for the year	56,859	5,726
Adjustments for:
Depreciation	83,058	85,493
Impairment loss on vessels	23,923	103,977
Loss on disposal of vessel	—	630
Financial costs	50,987	37,297
Financial income	(295)	(43)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	14,868	(2,496)
Share-based compensation	1,908	378
	231,308	230,962
Movements in working capital	(12,956)	2,424
Net cash provided by operating activities	218,352	233,386
Cash flows from investing activities:
Proceeds from sale and leaseback, net of commissions	—	117,569
Payments for tangible fixed assets	(23,618)	(19,443)
Financial income received	326	43
Maturity of short-term investments	—	2,500
Purchase of short-term investments	—	(2,500)
Net cash (used in)/provided by investing activities	(23,292)	98,169
Cash flows from financing activities:
Borrowings drawdowns	479,984	—
Borrowings repayments	(540,701)	(205,179)
Interest paid	(51,457)	(42,239)
Payments of cash collateral for interest rate swaps	(16,730)	—
Release of cash collateral for interest rate swaps	16,450	280
Payment of loan issuance costs	(7,362)	—
Proceeds from entering into interest rate swaps	16,056	—
Payments for interest rate swaps termination	(13,210)	—
Repurchases of common and preference units	(996)	(18,388)
Payment of offering costs	(146)	(346)
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	—	10,205
Distributions paid	(69,556)	(31,877)
Payments for lease liabilities	(540)	(2,217)
Net cash used in financing activities	(188,208)	(289,761)
Increase in cash and cash equivalents	6,852	41,794
Cash and cash equivalents, beginning of the year	96,884	103,736
Cash and cash equivalents, end of the year	103,736	145,530

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels, loss on disposal of vessel and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels, (d) loss on disposal of vessel and (e) restructuring costs. Adjusted EPU, represents Adjusted Profit (as defined above), after deducting preference unit distributions and adding/deducting any difference between the carrying amount of preference units and the fair value of the consideration paid to settle them, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels, loss on disposal of vessel and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels, loss on disposal of vessel and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership. Loss on disposal of vessel is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because loss on disposal of vessel represents the excess of its carrying amount over the amount that was recovered through sale and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit/(loss) to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Profit/(loss) for the period	22,611	(70,784)	56,859	5,726
Depreciation	21,208	22,728	83,058	85,493
Financial costs	9,970	9,393	50,987	37,297
Financial income	(10)	(11)	(295)	(43)
Loss/(gain) on derivatives	188	(1,762)	14,929	(2,496)
EBITDA	53,967	(40,436)	205,538	125,977
Impairment loss on vessels	5,082	103,977	23,923	103,977
Loss on disposal of vessel	—	630	—	630
Restructuring costs	—	—	1,174	—
Adjusted EBITDA	59,049	64,171	230,635	230,584

Reconciliation of Profit/(loss) to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Profit/(loss) for the period	22,611	(70,784)	56,859	5,726
Non-cash (gain)/loss on derivatives	(1,767)	(3,736)	8,568	(11,092)
Write-off and accelerated amortization of unamortized loan fees	—	604	1,918	604
Impairment loss on vessels	5,082	103,977	23,923	103,977
Loss on disposal of vessel	—	630	—	630
Restructuring costs	—	—	1,174	—
Adjusted Profit	25,926	30,691	92,442	99,845

Reconciliation of Profit/(loss) to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Profit/(loss) for the period	22,611	(70,784)	56,859	5,726
Adjustment for:
Accrued preference unit distributions	(7,582)	(7,201)	(30,328)	(29,694)
Differences on repurchase of preference units	—	(137)	—	(2)
Partnership’s profit/(loss) attributable to:	15,029	(78,122)	26,531	(23,970)
Common units	14,714	(76,510)	25,970	(23,488)
General partner units	315	(1,612)	561	(482)
Weighted average units outstanding (basic)
Common units	47,517,824	51,137,201	47,042,494	49,501,674
General partner units	1,021,336	1,077,494	1,021,336	1,049,800
EPU (basic)
Common units	0.31	(1.50)	0.55	(0.47)
General partner units	0.31	(1.50)	0.55	(0.46)

	For the three months ended		For the years ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Profit/(loss) for the period	22,611	(70,784)	56,859	5,726
Adjustment for:
Accrued preference unit distributions	(7,582)	(7,201)	(30,328)	(29,694)
Differences on repurchase of preference units	—	(137)	—	(2)
Partnership’s profit/(loss) used in EPU calculation	15,029	(78,122)	26,531	(23,970)
Non-cash (gain)/loss on derivatives	(1,767)	(3,736)	8,568	(11,092)
Write-off and accelerated amortization of unamortized loan fees	—	604	1,918	604
Impairment loss on vessels	5,082	103,977	23,923	103,977
Loss on disposal of vessel	—	630	—	630
Restructuring costs	—	—	1,174	—
Adjusted Partnership’s profit used in EPU calculation attributable to:	18,344	23,353	62,114	70,149
Common units	17,961	22,871	60,793	68,691
General partner units	383	482	1,321	1,458
Weighted average units outstanding (basic)
Common units	47,517,824	51,137,201	47,042,494	49,501,674
General partner units	1,021,336	1,077,494	1,021,336	1,049,800
Adjusted EPU (basic)
Common units	0.38	0.45	1.29	1.39
General partner units	0.37	0.45	1.29	1.39